Exhibit 6

                      KRUPP REALTY LIMITED PARTNERSHIP - V

                                                               December 21, 1999

Dear Limited Partner:

         The Krupp Corporation (the "Corporate General Partner") has reviewed two new offers for all of the limited partnership interest ("Units") of Krupp Realty Limited Partnership - V (the "Partnership"). On December 15, 1999, ERP Operating Partnership, an Illinois limited partnership ("ERP"), made a second unsolicited tender offer to purchase all Partnership Units for $875 per Unit in cash, less the amount of any distributions made or declared between November 23, 1999 and January 21, 2000 (the "Second ERP Offer"). In response to the Second ERP Offer, KR5 Acquisition L.L.C., an affiliate of the Corporate General Partner, also made a second acquisition proposal to acquire all of the outstanding Units for $1,000 per Unit in cash (the "Second KR5 Proposal"). The Second KR5 Proposal would not be reduced by the $20 Partnership distribution payment expected to be made in February 2000.

          The Corporate General Partner recommends that the holders of the Units REJECT the Second ERP Offer of $875 and not tender their Units. The Corporate General Partner's recommendation is based on the fact that KR5 Proposal, if consummated, would net each investor $165 more per Unit than the Second ERP Offer. That is, Unit holders would receive $1,000 under the Second KR5 Proposal plus the $20 per Unit February 2000 Partnership distribution, for a total of $1,020, compared with $855 under the Second ERP Offer as a result of the deduction from such offer of the $20 per Unit Partnership distribution in accordance with the terms of such offer. Because the record date for the distribution is February 1, 2000, ERP will retain the $20 per Unit distribution, assuming the expiration of the Second ERP Offer on January 21, 2000.

         Although it is not entirely clear to the Corporate General Partner, because of the $40 per Unit Partnership distribution declared by the Partnership in December 1999, $20 of which would be paid in February 2000 and $20 of which would be paid in August 2000, the net offer price to Unit holders under the Second ERP Offer could be as low as $835.

          Although the Second KR5 Proposal is subject to certain conditions, including the approval of the proposed merger and necessary amendments to the Partnership's partnership agreement by the holders of a majority of the Units, and is not expected to occur until the first quarter of next year due to the proxy filing requirements and necessity of the unitholder vote, the Corporate General Partner believes that the price differential between the two proposals is large enough to compel the rejection of the Second ERP Offer.

         For some Unitholders, the need to liquidate their investment in the Partnership as soon as possible and for more certainty of consummation may justify electing to receive the 19.3% discount represented by the Second ERP Offer in comparison to the
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Second KR5 Proposal. For other Unitholders, however, these factors do not outweigh the benefits of receiving a higher price for their Units.

         Enclosed is a copy of the Partnership's amended Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Second ERP Offer. You are advised to carefully read the amended Statement on Schedule 14D-9.

         Please do not hesitate to call our Investor Communication representatives at 1-800-255-7877 for assistance in any Partnership matter.

                                               Sincerely yours,

                                               /s/ Douglas S. Krupp
                                               --------------------
                                               Douglas S. Krupp
                                               The Krupp Corporation,
                                               a General Partner




This document does not constitute a solicitation of proxies or consents from holders of Units. Any such solicitation that may be made by the Partnership will be made only pursuant to separate materials complying with the requirements of
Section 14(a) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.